CONSENT OF FINANCIAL ADVISORS



We consent to the inclusion of our analyst report dated October 15, 1997, on Abigail Adams National Bancorp, Inc., in the Proxy Statment.



/s/ Baxter Fentriss and Company
-------------------------------

Baxter Fentriss and Company


Richmond, Virginia
November 14, 1997

[This analyst report was originally presented in a one-page 8 1/2 x 11, double-sided, 3-column format]


                BAXTER FENTRISS COMMUNITY BANK AND THRIFT REVIEW
                      ABIGAIL ADAMS NATIONAL BANCORP, INC.
                                Washington, D.C.

Industry:         Commercial Banking
                                                              October 15, 1997

                                   HIGHLIGHTS

o    Superior growth trends expected in earnings and assets.

o Stock trades at a lower multiple of book compared to publicly traded Virginia, Maryland and DC banks.

o    Ballston Bancorp acquisition places Abigail in high growth
     Northern Virginia market.

o New branch opened in Dupont Circle East in late 1996 and new branch in Chinatown to be opened late 1997 should provide substantial internal growth.

                                                Table 1

        Market Stats      52 Week Range Symbol:       AANB
 Price:       $12.50  High:     $13.75  Market:     NASDAQ
 P/B:         1.53 x  Low:       $8.50
 P/E:                 18.7 x
                                      EPS               P/E
 Book Value:  $ 8.18           ----------------  ------------------
 Proj. DPS 1997:$0.40          1996A:     $0.94  1996A:      13.3 x
 Div Yield:     3.2%           1997E:     $0.67  1997E:      18.7 x
 Shares O/S:1,651,226          1998E:     $0.95  1998E:      13.2 x

Market Cap:$20,640,325                  Fiscal:       Dec.

Market Makers:        Advest Group, Inc.; Johnston, Lemon, & Co.,
                      Inc.; Ferris, Baker, Watts, Inc.; Koonce
                      Securities, Inc.; Ryan Hartley, & Lee, Inc.; &
                      Herzog, Heine, Geduld, Inc.



                                                   Table 2


            [Stock Price Trend Graph 5/15/97 thru 10/1/97 is here]

ABIGAIL ADAMS NATIONAL BANCORP, INC.                                Table 3
Historical Performance
($'s in Millions except per share)
--------------------------------------------------------------------------------
                                Years Ended December 31,    Sept 30   1994-1996
                                   1994   1995   1996        1997        CGR.
                                   ----   ----   ----        ----        ----
Balance Sheet Review
Total Assets                       $82.3  $92.4 $112.2       $124.0    16.8%
Loans, Net                         $59.4  $62.3  $72.0        $83.6    10.0%
Total Deposits                     $75.3  $83.1  $95.2       $105.4    12.4%
Stockholders' Equity                $5.8   $6.6  $13.1        $13.5     --
Shares Outstanding                 0.855  0.855  1.650        1.651     --
Equity/Assets                       7.0%   7.2%  11.7%        10.9%     --
Net Loans/Deposits                 78.9%  75.0%  75.6%        79.3%     --

                                                                     1994-1996
Earnings Review                                                         AVG.
---------------                                                         ----
Net Interest Income/
 Avg Assets                        5.06%  5.06%  4.86%        4.75%    5.00%
Noninterest Income/
 Avg Assets                        0.96%  1.02%  1.00%        1.01%    1.00%
Noninterest Expense/
 Avg Assets                        5.98%  4.59%  4.29%        4.24%    4.96%
Net Income                      ($0.184) $0.959 $1.127       $0.819     --
ROA                                -.22%  1.17%  1.18%        0.92%     --
ROE                               -3.15% 15.53% 11.75%        8.20%     --

                                                                     1994-1996
Stockholders Review                                                     CGR.
-------------------                                                     ----
Book Value
  Per Share                        $6.74  $7.75  $7.96       $8.18      8.7%
Earnings Per Share               ($0.22)  $1.12  $0.94       $0.50      --
Cash Dividends
 Per Share                         $0.00  $0.17  $0.37       $0.30      --
Payout Ratio                         N/A  14.9%  39.0%       60.0%      --
Credit Risk Review
NPA/Assets                          3.1%   3.0%   1.5%        1.0%      --
NPA/Gross Loans
 & OREO                             4.2%   4.4%   2.3%        1.5%      --
Reserve/Gross Loans                 2.1%   2.0%   1.4%        1.3%      --
Reserves/NPL's                     50.6%  45.3%  62.0%       87.1%      --
Net Charge Offs/
 Avg Gross Loans                    0.5%   0.0%  -0.1%       -0.1%      --

Background
Abigail Adams National Bancorp, Inc. (the "Company" or "AANB") is a one bank holding company for Abigail
Adams National Bank ("Bank").  Organized in 1977, the
Bank is the first and largest federally chartered bank to be owned and managed by women.

The Bank's revenue stream is primarily derived from traditional commercial banking and related financial services delivered through four full-service banking offices located in Washington, DC, with a fifth branch opening on November 6, 1997, near the MCI Center in Chinatown.

The primary business strategy is to provide a high level of personalized service and quality products to customers within the community it serves, diversifying both its market area and asset base while increasing profitability through acquisitions and expansion. The Bank aggressively markets its range of commercial and retail lending services to qualified customers in both the commercial and consumer sectors, including small businesses and nonprofit organizations.

The Bank draws most of its customer deposits and conducts most of its lending activities from and within the Washington metropolitan region, including suburban Virginia and Maryland. On June 23, 1997, Abigail Adams National Bancorp, Inc., signed a definitive agreement to acquire Ballston Bancorp, Inc., a holding company for the Bank of Northern Virginia, Arlington, Virginia. The strategic acquisition will expand the Bank's market to include Arlington, Ballston and Falls Church, Virginia.

Tables 1 through 3 provide recent market and financial data.

Historical Performance
Table 3 shows AANB's financial results since 1994. Growth rates and averages represent fiscal years ended December 31, 1994 through December 31, 1996. During this period, assets, loans and deposits grew at a 10 - 16% annual rate. AANB reported net income of $1,127,000 for the year ended December 31, 1996, an increase of 18% over the $959,000 reported for the year ended December 31,

1995. However, the 1996 earnings included a one time pre-tax negative provision of $275,000. In addition, as a result the issuance of 795,000 shares of common stock in the public stock offering completed in the third quarter of 1996, earnings per share of $.94 for the year ended December 31, 1996 reflect a decrease from $1.12 reported for 1995.

The Company's operations are best described as traditional commercial banking. The Bank specializes in commercial, construction, and commercial mortgage lending operations (78.0% of loan portfolio) and residential mortgage lending operations (11.0% of loan portfolio). Installment lending and other loan types round out the portfolio. Deposit sources consist of noninterest bearing demand deposits (25.7%), interest bearing demand (31.9%), savings (1.6%), time deposits (21.7%), and jumbos (19.1%). Low cost funding sources represent approximately 59% of the deposit structure and have been in the 50 - 65% range over the past three years.

Results for Nine Months ended September 30, 1997

At September 30, 1997, AANB had consolidated assets of $124,000,000, deposits of $105,446,000, stockholders' equity of $13,500,000 and reported net income of $819,000, or $.50 per share. Annualized ROA and ROE were .92% and 8.20% for the period, respectively. When comparing net income of $819,000 to $783,000 for the same period in 1996, net income increased. On a per share basis, however, this represents a decrease from $.73 per share for the first nine months of 1996 due to the stock offering completed in third quarter 1996, higher expenses associated with the new branch in Dupont Circle East and the negative provision which occurred in 1996.

The Bank clearly benefited from increased lending activity as loans increased by $11,716,000 or 16%, to $84,729,000 as compared to the balance at December 31, 1996 of $73,013,000. Given the extremely low level of net charge-offs over the last three years, the allowance for loan losses at September 30, 1997 of $1,124,000, or 1.3% of outstanding loans, appears to be adequate.

Management indicates that both commercial and consumer loan clients are leaving regional and super-regional banking organizations to find more personalized services provided by local institutions. Furthermore, with a current net loans/deposit ratio of 79.3% and an equity/assets ratio of 10.9%, it appears the Company can easily fund additional loan growth to fuel earnings.

Recent Merger & Acquisition Activity

The Company announced plans to acquire The Bank of Northern Virginia on June 23, 1997 for a purchase price of $14 million, or 1.80x March 31, 1997 book value. Ballston will receive 50% in cash and 50% in stock. This acquisition will increase Abigail Adams National Bancorp, Inc. to an asset size of approximately $195 million, total deposits of $161 million and total loans of $127 million. The merger increases the Company's size making it a more relevant competitor against larger, wealthier financial institutions. The transaction is expected to be accretive to EPS and accelerate AANB's growth.

Cash Dividend

The Company is on track to pay a $.40 per share dividend in 1997. This is the third consecutive year the Company has paid a dividend to its shareholders.

Abigail Adams' Stock Trading Pattern & Dividend Yield

In the last two years, AANB has traded at a lower multiple of book when compared to other publicly traded financial institutions in Virginia, Maryland and Washington, D.C. Furthermore, AANB's dividend yield of 3.20% is higher than the average of other publicly traded institutions in the Greater Washington Metropolitan Area. We expect price appreciation and multiple expansion as Abigail becomes a larger competitor in the Greater Washington Metropolitan Area and fully deploys capital raised in 1996.

Improving Stockholder Value

While the Company continues to be a traditional, commercial oriented financial institution influenced by the rapid changes in the financial services industry, it should prosper as a result of its merger with Ballston Bancorp, Inc. The combined entity will have greater access to technology, larger lending limits and an increased customer base. In addition, its new Northern Virginia base should provide greater lending diversity and above average growth over the next several years.

Earnings Projections

Based on earnings results through June 30, 1997, net interest income growth from increased loan volume on commercial loans and other income, normalized provision levels assuming no credit quality deterioration, improved noninterest income generation and continued controlled noninterest expense growth, we expect 1997 earnings to approximate $1,106,321, or $.67 per share (using 1,651,226 shares). Continued earnings growth in excess of 10% is possible through 1998, even with branch expansion plans, assuming minimal contraction in the margin and minimal credit issues.

Stock Price Valuation

We have estimated 1998 earnings of $.95 per share which includes substantial incremental contributions from the Ballston acquisition. Based on current valuations of 15-17 x estimated 1998 earnings for the banking sector, AANB should trade between $14.25 and $16.15. The stock could periodically trade higher in the market based on takeover speculation.

Baxter Fentriss and Company is an investment firm headquartered in Richmond, Virginia. Baxter Fentriss provides investment banking and advisory services to financial institution and corporate clients throughout the United States.

9100 Arboretum Parkway
Suite 280
Richmond Virginia 23236
(804) 323-7540

This is not a prospectus nor a solicitation of orders. Information presented herein has been obtained from sources we believe reliable but in no way is guaranteed by us. Any information contained herein of a non-factual nature is the opinion Baxter Fentriss and is subject to change without notice. Baxter Fentriss, affiliates, principals, or employees may from time to time have a position in the securities mentioned herein or may perform investment banking services for any of the companies mentioned.